UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Material Fact December | 2017

Correios (Brazil’s Postal Service) and Azul announce the execution of a non-binding Memorandum of Understanding for the creation of an integrated logistics solutions company

The new company will allow the expansion of logistics services and products to locations not yet attended, in addition to bringing more efficiency, cost reduction and revenue gain for both companies

Activities are expected to begin in the first half of 2018, after the approvals by the government authorities

São Paulo, December 20, 2017 – Azul and Correios (Brazil’s Postal Service) sign today a memorandum of understanding for the creation of a private integrated logistics solutions company with a new business model, to contribute significantly to Brazil’s growth.

The new company will have a 50.01% ownership stake of Azul and 49.99% of Correios, and will offer integrated logistics services for cargo transportation, willing to become the best logistics platform for e-commerce in the country.

With the existing demand already served by Azul and Correios, the new company will handle roughly 100 thousand tons of cargo per year. Both companies will have cost savings, operating efficiency and revenue gains, improving the service offer to the consumer.

"Azul is the only company with a broad aviation network, connecting the country with more than 100 destinations served. Correios are present in 5,570 Brazilian cities, with the biggest distribution capillarity from its network. Having a company exploring this synergy, more Brazilians will have access to integrated services, allowing them to be even more active in the development of our country", says Gilberto Kassab, Minister of Science, Technology and Communication.

"We saw a unique opportunity to make Brazil even more efficient in logistics service, with clearer benefits to consumers. The beginning of this company will benefit Brazilians with Correios’ current logistics costs reduction and dividends distribution, further improving the efficiency of our operation", says Guilherme Campos, CEO of Correios.

"It is a great opportunity to expand our cargo transportation and to increase operating efficiency. We are the only company providing this level of service, as we are serving most of the cities in the country. In addition, we have a strong presence in Viracopos airport, which is already the cargo hub in Brazil. Further, we have one of the highest on-time performances in the industry, which is essential for this service", affirms John Rodgerson, CEO of Azul.

The memorandum of understanding will be submitted to the Brazilian authorities and appropriate government bodies for approval. Only after their consent, the new company will be established and its activities are expected to begin in the first half of 2018.

Material Fact December | 2017

About Azul

Azul (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 755 daily flights to 104 destinations. With a fleet of 118 aircraft and more than 10,000 crewmembers, the company has a network of 197 non-stop routes as of September 30, 2017. Among other awards, Azul was named third best airline in the world by TripAdvisor Travelers' Choice in 2017, best low cost carrier in South America for the seventh consecutive time by Skytrax in 2017, and the world's most on-time low-cost airline in 2015 by the Official Airline Guide (OAG). For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This material fact includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 20, 2017

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer